2010 SUMMARY ANNUAL REPORT ®

Company Profile

Meta Financial Group, Inc. (MFG) is the holding company for MetaBank, a federally chartered savings bank.

Headquartered in Storm Lake, Iowa, its primary banking businesses are deposits, loans and other financial products and services to meet the needs of its commercial, agricultural and retail customers and MetaBank's electronic payments division, Meta Payment Systems (MPS).

MFG shares are traded on the NASDAQ Global Market® under the symbol "CASH." MFG operates under a super-community banking philosophy that allows the company to grow while maintaining its community bank roots, with localized decision making and customer service.

MetaBank operates twelve bank offices in four market areas: Central Iowa; Northwest Iowa; Brookings, South Dakota and Sioux Empire, South Dakota. During fiscal 2010, MPS managed four primary business lines: prepaid cards, credit products, Automated Teller Machine (ATM) sponsorship and Automated Clearing House (ACH) origination.

MetaBank is a Member FDIC and Equal Housing Lender. The Company and MetaBank exceed regulatory capital requirements.

Financial Highlights

(Dollars in Thousands, Except Share and Per Share Data)

	2010	2009	2008	2007	2006
AT SEPTEMBER 30					
Total assets	$ 1,029,766	$ 834,777	$ 710,236	$ 686,080	$ 740,921
Total loans, net	366,045	391,609	427,928	355,612	368,959
Total deposits	897,454	653,747	499,804	522,978	538,169
Shareholders' equity	72,044	47,345	45,733	48,098	45,099
Book value per common share	$ 23.15	$ 17.97	$ 17.58	$ 18.57	$ 17.79
Total equity to assets	7.00%	5.67%	6.44%	7.01%	6.09%
FOR THE YEAR ENDED SEPTEMBER 30					
Total revenues-continuing operations	$ 136,527	$ 116,695	$ 75,114	$ 59,632	$ 51,607
Net interest income-continuing operations	33,090	27,819	24,003	20,807	18,501
Income (loss) from continuing operations, net of tax	12,393	(1,463)	(1,834)	1,312	3,379
Income (loss) from discontinued operations, net of tax	-	0	811	(141)	309
Net income (loss)	12,393	(1,463)	(1,023)	1,171	3,688
Diluted earnings (loss) per share:					
Income (loss) from continuing operations	$ 4.11	$ (0.56)	$ (0.69)	$ 0.50	$ 1.34
Income (loss) from discontinued operations	-	-	0.31	(0.05)	0.12
Net income (loss)	4.11	(0.56)	(0.38)	0.45	1.46
Return on average assets	1.22%	-0.20%	-0.14%	0.17%	0.49%
Return on average assets-continuing operations	1.22%	-0.20%	-0.24%	0.19%	0.45%
Return on average equity	20.59%	-3.13%	-2.27%	2.69%	8.55%
Return on average equity-continuing operations	20.59%	-3.13%	-4.07%	3.01%	7.83%
Net yield on interest-earning assets-continuing operations	3.43%	3.50%	3.51%	3.38%	2.85%

TOTAL ASSETS
In Millions


$1,029.8
$834.8
$710.2
$686.1
$740.9
'10 '09 '08 '07 '06

TOTAL LOANS, NET
In Millions


$366.0
$391.6
$427.9
$355.6
$369.0
'10 '09 '08 '07 '06

TOTAL DEPOSITS
In Millions


$897.5
$653.7
$499.8
$523.0
$538.2
'10 '09 '08 '07 '06

TOTAL REVENUES
In Millions


$136.5
$116.7
$75.1
$59.6
$51.6
'10 '09 '08 '07 '06

TOTAL NET INCOME (LOSS)
In Millions


$12.4
$(1.5)
$(1.0)
$1.2
$3.7
'10 '09 '08 '07 '06

2

Letter to Shareholders Meta Financial Group 2010 Summary Annual Report 3 Meta Financial Group’s financial results for fiscal 2010 showed significant gains in four key areas: revenues, earnings, deposits, and assets. We saw revenues grow 17%. Earnings per share rose to a record $4.11 per share, an encouraging improvement over a $0.56 per share loss in 2009. Deposits grew by 37%. Assets rose to $1.03 billion, up 23%. Shareholders’ equity, an important indicator of value creation, increased substantially to $72 million, equivalent to $23.15 per diluted share as of September 30, 2010, compared to just over $47 million or $17.97 per diluted share last year. Importantly, an action initiated late in fiscal 2010 by our federal regulatory agency now overshadows what would otherwise have been a strongly upbeat message in my letter to you. This action led to a directive from the Office of Thrift Supervision (OTS) regarding iAdvance, the successful and widely accepted credit product issued by MetaBank’s MPS division. iAdvance was an open-end line of credit product introduced in 2007 that enabled consumers to make short-term credit advances in amounts as small as $20 which were then repaid from the next direct deposit to their prepaid card. The directive ordered us to quickly discontinue marketing and originating iAdvance loans and had the immediate effect of eliminating future earnings from the product, which had contributed about 13% of the gross profit (net revenue less direct expenses) of MPS in fiscal 2010. The OTS directive also placed limitations on the ability of MPS to enter into new agreements with third parties, including tax-related loan and refund transfer programs, without its prior approval. (Our Form 8-K filings dated October 12, 2010 and October 18, 2010 describe the actions of the OTS in greater detail.) Notwithstanding this disappointing development, our current assessment of the financial impact of the directive on Meta Financial Group (MFG) overall is that we now believe both our retail banking operations and MPS will likely remain profitable for fiscal 2011, albeit with MPS reporting lower earnings and the retail bank reporting higher earnings than in 2010. At this point, we estimate that the iAdvance program and these tax-related programs represented in aggregate approximately 29% of the MPS gross profit for fiscal 2010. We think it is unlikely we will offer tax-related loan programs in 2011. Our expectations are, of course, based on circumstances as we judge them at this writing. When we issued an 8-K on October 18, 2010, we noted uncertainty related to possible higher loan losses due to the discontinuance of our iAdvance loans. We now estimate that the elevated losses caused by the sudden discontinuation of the iAdvance loan program in mid-October 2010 will result in the recognition of an immaterial amount of related loan loss provision expense of approximately $50,000 or less, for the three months ending December 31, 2010. Despite our disappointment over the directive, it is important to bear in mind that our nation’s banking regulators have an essential and indispensable role in monitoring the country’s financial system, and we are determined to work with the OTS to proactively satisfy their concerns while preserving value for MFG and our shareholders. Not surprisingly, in the wake of the OTS directive, two lawsuits were filed as a result of the sharp decline in share price that ensued. We believe the suits against us are without merit, and we will vigorously defend the Company against all such “strike” litigation. ›› A summary of significant financial highlights from fiscal 2010: MFG reported net earnings of $12.4 million or $4.11 per diluted share. This compares to a loss of $1.5 million or $0.56 per share in fiscal 2009. Retail Bank net income for the year was $0.6 million, including $0.5 million in the fourth fiscal quarter, benefiting from both reduced loan losses and more efficient operations as the year progressed. Deposits increased to $897.4 million from $653.7 million in 2009; balances were also higher at year-end when compared to $741.5 million in the third quarter of 2010. Shareholders’ equity rose to $23.15 per share at the end of the fiscal year from $17.97 per share in the prior year. MPS revenues increased to $106.5 million or 23% higher than comparable 2009 levels. MFG’s non-performing assets at year-end were a low 0.94% of total assets, compared to an industry average of over 3%. The timely restructuring of MPS completed in January 2010 created an estimated $5.0 million in continuing annual savings.

MetaBank retail Banking Division We believe that MetaBank’s retail bank has the potential to advance our profitability and growth. Our mission at the retail bank is compellingly simple: to consistently provide convenient and responsive banking services while delivering an exceptional and distinctive experience for our customers. During 2010, the retail bank moved back into profitability and, despite a stubborn economic recovery, we are cautiously optimistic that the retail bank will continue to improve its performance in the coming year. Supporting that guarded optimism is that, even in another difficult year for financial institutions, we saw our loans and asset base decline only marginally while our asset quality improved significantly; and we were also able to attentively control costs and show a modest profit despite lackluster market conditions and tough economic times. Our increased operating efficiency coupled nicely with the deployment of new products and services that allow us to develop new business organically through our branch system. Utilizing these tools in an environment of low growth and high unemployment, coupled with improved credit quality and lower loan charge-offs, aided us in our return to profitability. Building on a solid base beginning with a very strong balance sheet, our overarching goal is to serve our customers with appealing and reliable products in a setting of excellent care and service. MetaBank’s retail bank will also, of course, continue to use our superior localized knowledge and experience to serve small business and agricultural customers, with many of whom we have had mutually beneficial relationships for generations. Meta payment Systems Earlier in this letter, I discussed the OTS directive and its probable impact on MPS and MFG. Following the directive, we immediately began to take actions to address the OTS’ concerns by further building on a number of important program enhancements that were being developed over the course of the year and by engaging a nationally recognized consulting firm to provide bank regulatory compliance advice. We have made substantial progress in that regard. Actions we took in January 2010 to restructure and increase efficiency at MPS are even more important today than we then realized. You may recall we reported last year that our restructuring efforts allowed us to remove approximately $5 million annually from our cost structure. Those savings alone will underpin our efficiency as we continue to match appropriate costs to our evolving business operations at MPS. In addition, we continue to carefully consider how to best utilize resources. MPS continues to be a leading issuer of prepaid general purpose cards, and we are fortunate to have ongoing relationships with many of the industry’s leaders. MPS provides a complete suite of products to both “banked” and traditionally “non-banked” customers. The division is the source of some of the most advanced and popular products and services for the debit card industry nationwide. Notwithstanding the limiting effect of the OTS directive on our product lines going forward, we believe that MPS will continue to apply our considerable strength and experience to providing our customers dependability, quality and innovation while creating value for them and for MFG’s owners. The talent, creativity and capacity for dynamic change that resides within MPS will continue to serve us well as we adjust to new market challenges. Last year I reviewed the various benefits of the very low-cost funds generated by MPS. I mentioned that, given historically low interest rates, we had not been able to realize traditional returns from investing those funds. Retail Bank Interest Bearing Checking In Millions $30.0 $15.6 $15.0 $16.2 $24.5 ’10 ’09 ’08 ’07 ’06 MetaBank Non-Performing Assets As a Percentage of Total Assets 0.94% 1.76% 1.06% 0.38% 0.72% ’10 ’09 ’08 ’07 ’06 4 BROOKINGS MARKET CENTRAL IOWA MARKET SIOUX EMPIRE MARKET NORTHWEST IOWA MARKET META FINANCIAL GROUP, INC.® METABANK™ META PAYMENT SYSTEMS® RETAIL BANk

FUNDING SOURCES 2010


Wholesale Borrowings: 4%
Savings: 1%
Money Markets: 4%
Certificates: 15%
Checking: 74%

FUNDING SOURCES 2009


Wholesale Borrowings: 15%
Savings: 1%
Money Markets: 5%
Checking: 58%
Certificates: 19%

The low rate environment continues to prevail in a gradually recovering economy, but it is worth repeating that eventually, when rates return to more normal levels, we believe we will be in a position to earn significantly more on such deposits.

Capital

In last year's report, I described our sense of satisfaction that our fundamental underpinnings remained sound and that our capital strength had been preserved and enhanced. I am pleased to do so once again this year. We are even more highly capitalized entering fiscal 2011. Our capital position was enhanced in January 2010, through the sale of 415,000 common shares. This transaction stood out from those of other companies' equity sales of that period, many of which were priced at substantial discounts to the then current market value of the underlying shares. At September 30, 2010, MetaBank's Tier 1 core capital to adjusted total assets ratio is 7.28% compared to a well-capitalized requirement of 5.0%, its total capital to risk-weighted assets ratio of 18.8% is well above the required 10.0% level to achieve well-capitalized status and its Tier 1 core capital to risk-weighted assets ratio is 17.57% compared to a well-capitalized status requirement of 6.0%. Thus, we are "well capitalized" under all applicable regulatory standards.

As in prior years, our investment portfolio in 2010 was heavily weighted toward very low risk, government-guaranteed GNMA securities. We are content now and in the foreseeable future to earn the admittedly modest returns on those securities rather than consider riskier investments.

MetaBank Low-Cost Deposit Balances
In Millions


$740.6
$497.6
$367.0
$356.0
$309.4
'10
'09
'08
'07
'06

MPS Non-Interest Income
In Millions


$93.2
$77.4
$34.8
$15.6
$11.1
'10
'09
'08
'07
'06

Strong and well managed banks are going to continue to do substantially better as the economy recovers, while banks which lack capital strength and have lost market position are going to continue to weaken. The implied advantage for MFG is more opportunity for increasing market share in an emergent economy.

Next Steps

Were it not for the regulatory setback, I would be closing with increasing satisfaction on a year of real accomplishment and progress across our lines of business. Though this development is disconcerting, it does not reduce in any way my feelings of gratitude – speaking on behalf of our Board and management team – to our many loyal customers for their business; our superb employees for their many accomplishments; and our patient and trusting investors for their support during fiscal 2010. The steadfastness and hard work of everyone involved during the difficult period that followed the regulatory directive after our September 30 fiscal year close was critical to our continued poise and balance as an organization and is noted with my special appreciation.

As I said last year, we will endeavor to create value in the face of difficult conditions. We will continue to invest in organic growth and to utilize our collective experience and ability in order to deliver value.

J. Tyler Haahr
President and CEO December 1, 2010

Statements made in this letter which are not purely historical are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. This includes any statements regarding management's plans, objectives, or goals for future operations, products or services, and forecasts of its revenues, earnings, or other measures of performance. Forward-looking statements are based on current management expectations and, by their nature, are subject to risks and uncertainties. These statements may be identified by the use of words such as "believe", "expect", "anticipate", "plan", "estimate", "should", "will", "intend", or similar expressions. Outcomes related to such statements are subject to numerous risk factors and uncertainties including those listed in MFG's Form 10-K for the year ended September 30, 2010 which accompanies this Summary Annual Report and should be read to provide additional context for these statements.

Meta Financial Group 2010 Summary Annual Report 5

Investor Information

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will convene at 1:00 pm on Thursday, January 20, 2011. The meeting will be held in the Board Room of MetaBank, 121 East Fifth Street, Storm Lake, Iowa. Further information with regard to this meeting can be found in the proxy statement.

General Counsel

Mack, Hansen, Gadd, Armstrong & Brown, P.C.
316 East Sixth Street
P.O. Box 278
Storm Lake, Iowa 50588

Special Counsel

Katten Muchin Rosenman LLP
2900 K Street NW / Suite 200
Washington, D.C. 20007-5118

Independent Auditors

KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, Iowa 50309-2372

Shareholder Services

Shareholders desiring to change the name, address, or ownership of stock; to report lost certificates; or to consolidate accounts, should contact the corporation's transfer agent:

Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
Telephone: 800.368.5948
Email: invrelations@rtco.com
Web site: www.rtco.com

Form 10-K

Copies of the Company's Annual Report on Form 10-K for the year ended September 30, 2010 (excluding exhibits thereto) may be obtained without charge from Investor Relations; please see below.

Investor Relations

Requests for Form 10-K, other inquiries or investor comments are welcome and should be directed to:

Lisa Binder
Vice President, Investor Relations & Corporate Communications
Meta Financial Group
121 East Fifth Street
P.O. Box 1307
Storm Lake, Iowa 50588
Telephone: 712.732.4117
Email: invrelations@bankmeta.com
Web site: www.metafinancialgroup.com

Dividend and Stock Market Information

Meta Financial Group's common stock trades on the NASDAQ Global Market® under the symbol "CASH." Quarterly dividends for 2010 and 2009 were $0.13. The price range of the common stock, as reported on the NASDAQ System, was as follows:

	Fiscal Year 2010		Fiscal Year 2009	
	LOW	HIGH	LOW	HIGH
First Quarter	$ 20.45	$ 23.76	$ 6.75	$ 16.94
Second Quarter	17.40	25.25	6.58	12.28
Third Quarter	24.97	32.67	8.50	21.52
Fourth Quarter	29.28	36.72	19.27	24.05

Prices disclose inter-dealer quotations without retail mark-up, mark-down or commissions, and do not necessarily represent actual transactions.

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in Note 15 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K.

As of September 30, 2010, Meta Financial Group had 3,111,413 shares of common stock outstanding, which were held by 206 shareholders of record, and 490,993 shares subject to outstanding options. The shareholders of record number does not include approximately 500 persons or entities that hold their stock in nominee or "street" name.

» Comparison of Cumulative Total Return of Meta Financial Group
(NASDAQ symbol: CASH, broad market and industry index)

For five fiscal years commencing October 1, 2005 and ending September 30, 2010.



250
200
150
100
50
0
2005
2006
2007
2008
2009
2010
Meta Financial Group, Inc.
NASDAQ Market Index
Hemscott/Morningstar Savings & Loan Group Index

Historical stock price performance shown on the graph is not necessarily indicative of future price performance.

Market Makers for Meta Financial Group (NASDAQ: "CASH") as of September 30, 2010:

- Barclays Capital Inc./Le
- Citadel Securities LLC
- Direct Edge ECN LLC
- Goldman, Sachs & Co.
- Knight Equity Markets, L.P.
- Merrill Lynch, Pierce, Fenner
- Morgan Stanley & Co., Inc.
- Octeg, LLC
- Wedbush Morgan Securities Inc.

6

Board of Directors / Senior Officers BOARD OF DIRECTORS James S. Haahr Chairman of the Board of Meta Financial Group and MetaBank E. Thurman Gaskill Iowa State Senator (1998 - 2008) and Grain and Livestock Farming Operation Owner J. Tyler Haahr President and Chief Executive Officer of Meta Financial Group and MetaBank Brad C. Hanson Executive Vice President of Meta Financial Group and MetaBank and President of Meta Payment Systems Division Frederick V. Moore President of Buena Vista University Rodney G. Muilenburg Retired Dairy Specialist Manager of Purina Mills, Inc.; Retired Consultant for TransOva Genetics Dairy Division and Retired Director of Sales and Marketing for TransOva Genetics Jeanne Partlow Retired Chairman of the Board and President of Iowa Savings Bank SENIOR OFFICERS James S. Haahr Chairman of the Board of Meta Financial Group and MetaBank J. Tyler Haahr President and Chief Executive Officer of Meta Financial Group and MetaBank Troy Moore Executive Vice President and Chief Operating Officer of Meta Financial Group and MetaBank Brad C. Hanson Executive Vice President of Meta Financial Group and MetaBank and President of Meta Payment Systems Division David W. Leedom Executive Vice President, Secretary, Treasurer and Chief Financial Officer of Meta Financial Group Jim Accordino Senior Vice President of Business Development and Client Services of Meta Payment Systems Division Ron Butterfield Senior Vice President and Chief of Staff of Meta Payment Systems Division Michael Conlin Senior Vice President of Agent Products of Meta Payment Systems Division John de Lavis Senior Vice President of Operations of Meta Payment Systems Division Merid Eshete, CRP Senior Vice President and Chief Risk Officer Ira Frericks Senior Vice President and Chief Accounting Officer John Hagy Senior Vice President and Chief Legal Officer Sandra k. hegland, SPHR Senior Vice President, Director of Human Resources John Kenjar Senior Vice President, Director of Marketing Barbara koopman Senior Vice President of Retail Bank Operations Tracy Landsem Senior Vice President of Regulatory Compliance Troy Larson Senior Vice President of Information Services Steven G. Patterson Chief Lending Officer and President of MetaBank Central Iowa Market Timothy Peters President of MetaBank Brookings Market Grant Rogers Senior Vice President of Sales of Meta Payment Systems Division Jeanni Stahl Senior Vice President of Third Party Risk of Meta Payment Systems Division Kathy M. Thorson President of MetaBank Sioux Empire Market Jon W. Wilcke President of MetaBank Northwest Iowa Market Meta Financial Group 2010 Summary Annual Report 7

META FINANCIAL GROUP metafinancialgroup.com MetaBank Building 121 East Fifth Street P.O. Box 1307 Storm Lake, Iowa 50588 Meta PAYMENT SYSTEMS AND ADMINISTRATIVE OFFICES metapay.com Sioux Falls 5501 South Broadband Lane Sioux Falls, South Dakota 57108 605.361.4347 866.550.6382 605.338.0604 fax Omaha 4235 N 90th Street Omaha, Nebraska 68134 402.573.0567 402.573.3360 fax METABANK bankmeta.com ›› NORTHWEST IOWA MARKET Storm LAKE Main Office 121 East Fifth Street P.O. Box 1307 Storm Lake, Iowa 50588 712.732.4117 800.792.6815 712.749.7502 fax Storm Lake Plaza 1413 North Lake Avenue P.O. Box 1307 Storm Lake, Iowa 50588 712.732.6655 712.732.7924 fax ›› BROOKINGS MARKET Brookings Main Office 600 Main Avenue P.O. Box 98 Brookings, South Dakota 57006 605.692.2314 800.842.7452 605.692.7059 fax ›› CENTRAL IOWA MARKET central Iowa Main Office Downtown Des Moines 418 Sixth Avenue, Suite 205 Des Moines, Iowa 50309 515.243.0630 515.447.4242 fax Highland Park 3624 Sixth Avenue Des Moines, Iowa 50313 515.288.4866 515.288.3104 fax Ingersoll 3455 Ingersoll Avenue Des Moines, Iowa 50312 515.274.9674 515.274.9675 fax Jordan Creek 270 South 68th Street West Des Moines, Iowa 50266 515.223.0440 515.223.0439 fax Urbandale 4848 86th Street Urbandale, Iowa 50322 515.309.9800 515.309.9801 fax West Des Moines 3448 Westown Parkway West Des Moines, Iowa 50266 515.226.8474 515.226.8475 fax ›› SIOUX EMPIRE Market Sioux Falls Main office 4900 South Western Avenue Sioux Falls, South Dakota 57108 605.338.0059 605.338.0155 fax South Minnesota 2500 South Minnesota Avenue Sioux Falls, South Dakota 57105 605.977.7500 605.977.7501 fax West 12th Street 2104 West 12th Street Sioux Falls, South Dakota 57106 605.336.8900 605.336.8901 fax